Exhibit 99.1
TechFaith 3Q10 Revenue Exceeds High-End of Prior Guidance
• 3Q10 Revenue Increases 30% to US$68.6 Million Compared to 3Q09
• 3Q10 Gross Margin of 24% Compared to 19% in 3Q09
Beijing, China, November 23, 2010 – China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the Company) today announced its unaudited financial results for the third quarter ended September 30, 2010.
For the third quarter of 2010, TechFaith reported net revenue of US$68.6 million (RMB464.3 million), a 30% increase compared to US$52.8 million (RMB360.7 million) in the third quarter of last year. Gross margin for the third quarter of 2010 was 24% compared to 19% in the same quarter last year. Income from operations for the third quarter of 2010 was US$9.0 million (RMB60.9 million), a 61% increase compared to US$5.6 million (RMB38.3 million) in the same quarter last year. Net income attributed to TechFaith for the third quarter of 2010 was US$4.3 million (RMB29.1 million), compared to a loss of US$3.4 million (RMB23.2 million) in the same quarter last year. Third quarter of 2010 results reflect the non-cash impact of a US$3.3 million loss due to IDG’s conversion in the quarter of US$6.25 million convertible bonds into TechFaith ordinary shares and the remaining US$3.75 million into shares of TechFaith’s gaming subsidiary 798 Entertainment, compared to a US$9.2 million non-cash loss in the same quarter last year as a result of change in fair value of derivatives associated with the convertible note.
Ms Ouyang Yuping, TechFaith’s CFO, said, “Revenue in the third quarter exceeded our prior guidance and reached another record level for TechFaith. In addition to the higher revenue levels, the successful implementation of our business strategy is resulting in a more stable gross margin. Continued growth in our branding business, QIGI, was led by strong demand for existing phone models, along with initial shipments of two new high end smartphone models into the China market. TechFaith remains in a position of operating strength with continued growth expected in each of our operating units, along with a continued strong balance sheet with approximately US$3.70 per ADS in cash and cash equivalents.”
Mr. Deyou Dong, President and COO of TechFaith in charge of the company’s mobile business said, “Our focus in the mobile business has been on market expansion and profitable unit growth. To achieve this we have cooperated with global leading brands, built our enterprise business and acquired the QIGI branded phone business. In the case of QIGI, total shipment volume increased 20% in the third quarter of 2010 compared to the second quarter of 2010. This improvement was driven by growth in the domestic smartphone market and demand from enterprise mobile phones users. QIGI’s fast growth is in line with our expectations and we expect our branded mobile phone business to become one of our major business segments. To support the expected growth, we recently announced the planned addition of a major 10 million-unit capacity smartphone production line. As for our ODP business, we expect continued stability in revenue and gross margin to continue from the China, India, South East Asia, Middle East and Latin America Markets.”

798 Entertainment Management Change
The Company announced the appointment of Mr. Tony Kong as the CEO of 798 Entertainment. Mr. Kong, who joined TechFaith four years ago, has served as director in the sales department, and President of 17Wee. His performance and strong experience in the motion gaming business are expected to help drive growth and further success in the gaming business. Mr. Defu Dong, Chairman and CEO of TechFaith, will continue to serve as the Chairman for 798 Entertainment.
Mr. Tony Kong, CEO of 798 Entertainment, said, “We continue to make progress in our gaming business. We are particularly excited about our Motion and Mobile games, where our 17Wee unit is generating positive market feedback because it is clearly differentiated and gives us a competitive edge. Awareness was rapidly built during the China Tennis Open as 17Wee was one of the official sponsors, and produced a virtual tennis competition in conjunction with the live event. Various motion gaming accessories, including the 17Phone, have been launched to enhance the game experience, which is more entertaining and healthier.”
Fourth Quarter 2010 Outlook
The below forecast reflects TechFaith’s current and preliminary view, which is subjected to change. TechFaith currently expects revenue for the fourth quarter of 2010 to be in the range of US$74.0 million to US$77.0 million, with gross margin levels similar to the third quarter of 2010.
Looking forward, Mr. Defu Dong, Chairman and CEO of TechFaith added: “We expect further sequential growth based on the strength of our core ODP, branding and expanding gaming business, with increased business momentum in 2011.”
Investor Conference Call / Webcast Details
TechFaith will hold a conference call on Tuesday, November 23, 2010 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Tuesday, November 23, 2010 in Beijing). The dial-in phone number is +1-857-350-1671. The conference call passcode is 50236591. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.
A replay of the call will be available approximately 2 hours after the conclusion of the live call through 10:00 a.m. U.S. Eastern Time on November 30, 2010, (11:00 p.m., November 30, 2010 in Beijing) by telephone at +1-617-801-6888. To access the replay, use passcode 40022705. A webcast replay will also be available at http://www.techfaithwireless.com.
About us
TechFaith (NASDAQ: CNTF) is a China-based original developed product (“ODP”) provider focused on the original design and sales of mobile phone products. TechFaith aims to become a branded mobile phone specialist in differentiated market segments in the China market. TechFaith is also striving to build a leading PC and online gaming business through its wholly-owned subsidiary, 798 Entertainment Limited.

•
TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith’s original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Windows-based smartphones and Pocket PC phones; and (3) handsets with interactive online gaming and professional game terminals with phone functionality.

•
With the capability of developing Middleware Application MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide Middleware Application MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com.

•
TechFaith is aiming to become a branded mobile phone specialist for differentiated market segments in the China market, such as under its wholly-owned subsidiary brand name QIGI for smartphone business which targets enterprise users and operator tailored market, under Glomate brand, selling other brand names for girls and teenagers, under the TechFace brand name to target the market of outdoor sports enthusiasts.

•
TechFaith is targeting motion, the mobile and online PC gaming markets through its websites www.17wee.com, www.798uu.com and www.798game.com with gaming content developed internally, co-developed and licensed from third parties.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China:	In the U.S.:
Jay Ji	David Pasquale
China Techfaith Wireless Communication Technology Limited	Global IR Partners
Tel: 86-10-5822-8390	Tel: +1 914-337-8801
ir@techfaith.cn	cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months
	Ended	Three Months Ended		Nine Months Ended
	June 30	September 30		September 30
	2010	2009	2010	2009	2010
Revenues:
ODP	$56,336	$52,799	$55,793	$151,315	$166,567
Brand name phone sales	7,633	—	11,252	—	24,096

Game	1,534	—	1,548	—	4,339

Total net revenues	$65,503	$52,799	$68,593	$151,315	$195,002

Cost of revenues:
ODP	$44,859	$42,519	$45,753	$122,741	$134,871
Brand name phone sales	4,752	—	6,454	—	14,360

Game	42	—	23	—	135

Total cost of revenues	$49,653	$42,519	$52,230	$122,741	$149,366

Gross Profit	$15,850	$10,280	$16,363	$28,574	$45,636

Operating expenses:
General and administrative	$3,193	$1,459	$2,980	$6,678	$9,120

Research and development	2,764	2,556	3,001	8,841	8,760

Selling and marketing	1,583	987	1,441	2,413	4,313
Exchange loss (gain)	20	(52)	(40)	(17)	(20)

Total operating expenses	$7,560	$4,950	$7,382	$17,915	$22,173

Government subsidy income	51	257	—	274	151

Income from operations	$8,341	$5,587	$8,981	$10,933	$23,614

Interest expense	(265)	(165)	(201)	(257)	(731)

Interest income	206	165	240	498	630

Other income (expense), net	188	(94)	168	(56)	361
Change in fair value of derivatives embedded in Convertible notes	1,266	(9,214)	(3,329)	(7,101)	1,280
Change in fair value of put option	(30)	(39)	(30)	(57)	(93)

Income (loss) before income taxes	$9,706	$(3,760)	$5,829	$3,960	$25,061
Income tax benefits (expenses)	(2,175)	(1,314)	(2,538)	(2,427)	(6,646)

Net (loss) income	$7,531	$(5,074)	$3,291	$1,533	$18,415
Less: net income (loss) attributable to the noncontrolling interest	(249)	1,674	1,015	1,692	28

Net income (loss) attributable to TechFaith	$7,282	$(3,400)	$4,306	$3,225	$18,443

Net income (loss) attributable to TechFaith per share
Basic	$0.01	$(0.01)	$0.01	$0.01	$0.03

Diluted	$0.01	$(0.01)	$0.01	$0.01	$0.02

Net income (loss) attribute to TechFaith per ADS
Basic	$0.15	$(0.08)	$0.09	$0.07	$0.39

Diluted[1]	$0.11	$(0.08)	$0.09	$0.07	$0.34

Weighted average shares outstanding

Basic	715,172,111	650,116,398	734,884,532	650,062,159	712,154,456

Diluted	841,286,432	650,116,398	734,889,995	650,066,429	784,340,131

[1]
The company reconsidered the relevant accounting guidelines and modified its calculation method of diluted earnings per ADS. The company applied the same calculation method retrospectively into historical periods when such information is presented

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands of U.S. Dollars)

	September 30, 2009	June 30, 2010	September 30, 2010
Assets
Current assets:
Cash and cash equivalents	$128,937	$170,879	$179,433

Restricted cash	81	—	—
Accounts receivable	24,175	17,613	19,137
Amounts due from a related party	7,041	4,103	10,644
Inventories	26,192	22,218	21,258
Prepaid expenses and other current assets	15,292	14,104	7,685

Deferred tax assets-current	127	—	—

Total current assets	$201,845	$228,917	$238,157

Plant, machinery and equipment, net	$21,616	$19,666	$19,663
Construction in progress	23,548	24,195	24,564
Acquired intangible assets, net	665	3,075	2,930

Deferred tax assets-noncurrent	75	—	—
Goodwill	619	1,848	1,848

Total assets	$248,368	$277,701	$287,162

Liabilities and equity
Current liabilities:
Current portion of long term payable	$916	$687	$—
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of September 30, 2009, June 30, 2010 and September 30 2010, respectively)	5,817	9,727	7,664
Amounts due to related parties	153	43	44
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $97, $595 and $963 as of September 30, 2009, June 30, 2010 and September 30, 2010 respectively)	9,409	9,277	11,674
Advance from customers (including advance from customers of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $222, $338 and $365 as of September 30, 2009, June 30, 2010 and September 30, 2010, respectively)	9,977	7,351	7,453
Deferred revenue	945	889	283
Income tax payable (including income tax payable of consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $797 and $1,219 as of September 30, 2009, June 30, 2010 and September 30, 2010, respectively)	1,453	2,366	2,723

Total current liabilities	$28,670	$30,340	$29,841

Convertible notes and embedded derivatives	16,907	11,362	—

Long-term loan	—	—	290

Deferred tax liability-noncurrent	—	157	149

Total liabilities	$45,577	$41,859	$30,280

Equity
Paid in capital	$13	$14	$16
Additional paid-in capital	114,275	126,292	138,116
Accumulated other comprehensive income	23,881	25,219	28,074
Statutory reserve	8,542	10,993	10,993
Retained earnings	55,205	70,003	74,309

Total Techfaith shareholders’ equity	$201,916	$232,521	$251,508

Noncontrolling interest	$875	$3,321	$5,374

Total equity	$202,791	$235,842	$256,882

Total liabilities and equity	$248,368	$277,701	$287,162